[redacted]

09055292

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67812

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INNOVATION PARTNERS LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2423-A PLANTATION CENTER DRIVE
(No. and Street)

MATTHEWS (City) NC (State) 28105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICK SUTHERLAND 704-708-5461
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOYER, SMITH & ROLLER P.A.
(Name – *if individual, state last, first, middle name*)

7229 ALBEMARLE ROAD, SUITE A NORTH CAROLINA 28227
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/17

OATH OR AFFIRMATION

I, PATRICK SUTHERLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INNOVATION PARTNERS LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BERTINA M. DANIEL NOTARY PUBLIC UNION COUNTY, NC

Signature

CFO

Title

Bertina M. Daniel

Notary Public

My commission expires 8/16/2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INNOVATION PARTNERS, LLC

Matthews, North Carolina

MSR
CERTIFIED PUBLIC ACCOUNTANTS
MOYER, SMITH & ROLLER
P.A.

INNOVATION PARTNERS, LLC

Matthews, North Carolina

Audited

Financial Statements

At

December 31, 2008

And

For The Year Then Ended

* * * * * * *

TABLE OF CONTENTS

MSR
MOYER, SMITH & ROLLER
CERTIFIED PUBLIC ACCOUNTANTS
P.A.

Independent Auditors' Report

To the Member of
Innovation Partners, LLC
Matthews, North Carolina

We have audited the accompanying balance sheet of Innovation Partners, LLC as of December 31, 2008, and the related statements of operations, cash flows, and changes in member's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovation Partners, LLC as of December 31, 2008, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Moyer, Smith + Roller, P.A.

January 14, 2009

Providing Fraud Investigation, Tax, Consulting and Accounting Services to Area Businesses Since 1989
7229 Albemarle Rd., Suite "A", North Carolina 28227 704-566-0222 Fax: 704-531-6197
E-Mail: wesmith@msr-cpa.com Web-Site: www.msr-cpa.com

INNOVATION PARTNERS, LLC
Balance Sheet
December 31, 2008

ASSETS

Current Assets		
Cash	$	29,761
Prepaid Expenses		1,744
Total Current Assets		31,505
TOTAL ASSETS	$	31,505

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Total Liabilities		-
Member's Equity		31,505
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	31,505

See Independent Auditors' Report and Accompanying Notes.

INNOVATION PARTNERS, LLC
Statement of Operations
For The Year Ended December 31, 2008

Revenues	$ -
Operating Expenses	
Miscellaneous Expense	50
Licenses and NASD Fees	4,928
Professional and Consulting Fees	19,200
Total Operating Expenses	24,178
Income (Loss) From Operations	(24,178)
Miscellaneous Income	600
Net Loss	($ 23,578)

See Independent Auditors' Report and Accompanying Notes.

INNOVATION PARTNERS, LLC
Statement Of Cash Flows
For The Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	($ 23,578)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in Prepaid Expenses	(1,744)
NET CASH USED IN OPERATING ACTIVITIES	(25,322)
CASH FLOWS FROM FINANCING ACTIVITIES	
Refund of Capital Contributions	(3,000)
Capital contributions	48,350
NET CASH PROVIDED BY FINANCING ACTIVITIES	45,350
NET INCREASE IN CASH AND CASH EQUIVALENTS	20,028
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,733
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 29,761

See Independent Auditors' Report and Accompanying Notes.

INNOVATION PARTNERS, LLC
Statement of Changes in Member's Equity
For The Year Ended December 31, 2008

Description:

Beginning Balance	$	9,733
Plus: Additional Paid-In Capital		45,350
Less: Net Loss	(	23,578)
Ending Balance	$	31,505

See Independent Auditors' Report and Accompanying Notes.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Innovation Partners LLC, a North Carolina limited liability company organized in 2007, acts as an independent minority broker-dealer firm that specializes in the distribution of registered and private placement variable insurance products, other private placement products and provides financial advice on significant mergers, acquisitions, restructurings and similar corporate finance matters to minority owned firms. The Company also provides retirement advice and other financial advisory services to its individual clients. The Company acts for minority clients located throughout the continental United States.

The Company operated pursuant to the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3 and does not hold clients' funds or securities. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1.

The Company does not participate in market making, firm commitment underwriting, option transactions, municipal transactions or proprietary trading at this time.

Limited Liability Company / Income Taxes

The Company is organized as a single-member limited liability company. As such, the Company does not pay income taxes, as any income or loss will be included in the tax returns for the individual member. Accordingly, no provision is made for incomes taxes in the financial statements.

As a limited liability company, the member's liability is limited to amounts reflected in his respective member capital account.

Revenue Recognition

Revenue is recognized when a result is accomplished which requires the client to pay the Company per the contract between the client and the Company. Expenses of the firm are recorded when the obligation is incurred.

Cash and Cash Equivalents

The Company considers all highly liquid unrestricted investments with maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (continued)

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:

Interest	$ 0
Income Taxes	$ 0

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - EXEMPTION STATUS UNDER SEC RULE 15c3-3

Innovation Partners, LLC has no control over the funds nor the securities which it handles on behalf of customers. All funds are transferred directly from the customer to the clearing facility. Upon receipt of customer funds, the clearing facility transfers securities to the customer and Innovation Partners, LLC receives a commission from the transaction. We believe that the transactions of Innovation Partners, LLC are within the exemptions section which is located at Rule 15c3-3 (k)(2)(i).

NOTE C - RELATED PARTY TRANSACTIONS

During 2008, Insigne Consulting, Inc., which is owned by the member, Patrick Sutherland, and his wife, Yanique Lawrence, was paid $19,200 in consulting fees for product design.

INNOVATION PARTNERS, LLC
Notes To Financial Statements (Continued)
December 31, 2008

NOTE D - COMPUTATION OF NET CAPITAL

In compliance with the National Association of Securities Dealers, Inc., net capital at December 31, 2008, is computed as follows:

Total Assets	$ 31,505
Total Liabilities	-
Total Net Worth	31,505
Subordinate Loans	-
Adjusted Net Worth	31,505
Less Non-Allowable Assets:	
Prepaid Expenses	(1,744)
Current Capital	29,761
Less Haircuts	-
Net Capital	29,761
Required Capital	5,000
Excess Net Capital	24,761
Aggregate Indebtedness	
Aggregate Indebtedness to Net Capital	NA

The computed net capital per the company agreed with audited net capital.

Net Capital	$ 29,761
Net Capital per company computation	29,761
Difference	$ -

NOTE E - GENERAL COMMENTS

Our audit was conducted in accordance with auditing standards generally accepted in the United States of America. During the course of this audit, we did not discover any material inadequacies that would have an effect on net capital.

MSR
MOYER, SMITH & ROLLER
CERTIFIED PUBLIC ACCOUNTANTS
P.A.

Report on Internal Control Required by SEC Rule 17a-5

To the Member of
Innovation Partners, LLC
Matthews, North Carolina

In planning and performing our audit of the financial statements of Innovation Partners, LLC (the "Company") for the year ended December 31, 2008 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Providing Fraud Investigation, Tax, Consulting and Accounting Services to Area Businesses Since 1989
7229 Albemarle Rd., Suite "A", North Carolina 28227 704-566-0222 Fax: 704-531-6197
E-Mail: wesmith@msr-cpa.com Web-Site: www.msr-cpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of the member-managers, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moyer, Smith + Roller, P.A.

January 14, 2009